VIA FEDERAL EXPRESS
December 1, 2017
Attention: Ms. Christine Westbrook and Ms. Erin Jaskot
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Watford Holdings Ltd. Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted October 30, 2017 CIK No: 0001601669
Dear Ms. Westbrook and Ms. Jaskot:
On behalf of our client, Watford Holdings Ltd., a Bermuda exempted company with limited liability (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated November 13, 2017 (the “Comment Letter”) in connection with Amendment No. 3 to the Company’s draft Registration Statement on Form S-1, which the Company confidentially submitted on October 30, 2017 (“Amendment No. 3”). Concurrent with the submission of this response letter (this “Letter”), the Company is confidentially submitting Amendment No. 4 to the Draft Registration Statement on Form S-1 (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures.
The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.
We have enclosed with this letter a marked copy of the Registration Statement, which was confidentially submitted today by the Company via EDGAR, reflecting all changes made to Amendment No. 3. All page references in the responses below are to the pages of the marked copy of the Registration Statement.
In accordance with the Staff policy articulated in Question 1 of the SEC's Compliance and Disclosure Interpretations related to the Fixing America’s Surface Transportation (FAST) Act, the Company is omitting from the Registration Statement interim financial information for the nine months ended September 30, 2017 and 2016 (the “Q3 2017 Interim Financial Information”). The Company confirms to the Staff that it reasonably believes it will not be required to present the Q3 Financial

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Ms. Westbrook
Ms. Jaskot	Page 2
December 1, 2017

Information separately in the Registration Statement at the time of the Company's initial public offering.
As a preliminary matter, the Company advises the Staff that it is still working to obtain the necessary information to revise its short duration disclosure to address fully prior comment 6 from the Staff’s letter dated August 29, 2017. The Company will respond to the Staff as promptly as possible when such disclosure has been completed.
DRS/A Date filed 10/30/2017
Summary
Insurance and Reinsurance, page 2

1.
We note your response to comment 1, which we reissue. We do not object to your view that the fee sharing agreements are not material in amount, however we continue to believe that these agreements are material in significance. Please file the fee sharing agreements as exhibits to the registration statement as required by Item 601(b)(10) of Regulation S-K. If you believe the agreements contain competitively sensitive information, you may submit an application for confidential treatment.

In response to the Staff’s comment, the Company advises the Staff that it will file the fee-sharing agreements as exhibits to a subsequent amendment to the Registration Statement.
Risk Factors
We are subject to the risk of possibly being deemed an investment company ...., page 68

2.
We note your response to comment 7 in our letter dated July 26, 2017. Please expand your analysis to tell us how Watford Re is “not operated for the purpose of evading the provisions of the Act,” in accordance with Rule 3a-6(b)(3)(iii) under the Investment Company Act of 1940.

The Company respectfully refers the Staff to its response to Staff comment 15 on July 10, 2017. In that response, the Company provided a lengthy analysis of its basis for exclusion from the Investment Company Act of 1940, as amended (the “Investment Company Act”) as well as the basis for the exclusion of its wholly-owned subsidiary, Watford Re Ltd. (“Watford Re”), pursuant to exemption from the definition of investment company under Rule 3a-6 of the Investment Company Act. In that response, the Company stated that Watford Re is not operated for the purpose of evading the provisions of the Investment Company Act.
The question of whether a foreign bank or foreign insurance company is operated for the purpose of evading the provisions of the Investment Company Act is inherently a factual one.1 However, the Company notes that since its founding in 2014, Watford Re has operated and continues to operate for the purpose of engaging in the underwriting of insurance and reinsurance products, and neither the Company nor Watford Re intend for, or anticipate that, the objectives or business of Watford Re will change. Moreover, in connection with its registration as a Class 4 insurer with the Bermuda Monetary Authority (the “BMA”), regulated by the Insurance Act of 1978 of Bermuda, as amended

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Ms. Westbrook
Ms. Jaskot	Page 3
December 1, 2017

and related regulations (the “Insurance Act”), Watford Re must file, on an annual basis, a statutory financial return that discloses information specific to its insurance business and is subject to inspection by, and informational requests from, the BMA to facilitate the regulator's supervisory functions of Watford Re pursuant to the Insurance Act. The Company also notes that Clifford Chance US LLP will provide an unqualified opinion to the underwriters indicating that the Company is not required to register as an investment company under the Investment Company Act. A key basis for the opinion is the conclusion that Watford Re meets the elements of Rule 3a-6 under the Investment Company Act and is not operated for the purpose of evading the provisions of the Investment Company Act.

1 See Idaho First Nat'l Bank, SEC No-Action Letter (pub. avail. Jul. 8, 1998) (citing, Bankers United Trust Co., SEC No-Action Letter (pub. avail. Oct. 29, 1984), Bishop Trust Co., SEC No-Action Letter (pub. avail. Apr. 25, 1985) and Providence Trust Co., SEC No-Action Letter (pub. avail. Nov. 4, 1985)) indicating that the question of whether a common trust fund or a collective trust fund under sections 3(c)(3) or 3(c)(11) of the Investment Company Act is operated for the purpose of evading the Investment Company Act is inherently a factual question that, in the Staff's view, is not appropriate for the Staff to consider in the context of a “no-action” request. See also Exemption from the Investment Company Act of 1940 for the offer and sale of securities by foreign banks and foreign insurance companies and related entities, Investment Company Release No. IC-17682 (Aug. 17, 1990), in which the Securities and Exchange Commission proposed Rule 3a-6 to replace Rule 6c-9 and indicated that the inclusion of the requirement that a company “not be operated for the purpose of evading the provisions of the Act” was intended to be a further check on an issuer's operation as a de facto investment company.

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Ms. Westbrook
Ms. Jaskot	Page 4
December 1, 2017

The Company and its counsel therefore believe it is evident in light of the foregoing and the voluminous disclosure and consolidated financials in the Company's Registration Statement regarding Watford Re and its insurance and reinsurance business, which has been operational for over three years, that Watford Re is not operated for the purpose of evading the provisions of the Investment Company Act.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95

3.
We reviewed your response to comment 2 and the disclosures added in response thereto and believe that these discussions are useful in understanding your results of operations. Please address the following:

•
It appears that much of the information that was redacted from your response as to the hardening and softening of the respective markets is the type of information that would need to be disclosed so that the reader can understand your activities and your current understanding of the future for these markets. Please revise to include this information in your document.

•
As part of this information and in the context of your disclosures on pages 10 and 158, tell us and revise your disclosure to clarify if your bar graph is meant to indicate that all investments purchased from “net assets” in the blue bar are from underwriting float proceeds in the context of your “hybrid, total return approach” discussed on page 11.

•
As part of your response, tell us whether you have or expect to invest any proceeds in the noninvestment grade portfolio apart from the amounts invested from insurance float and the amounts invested from borrowings. If so, separately quantify such amounts.

•	Revise your MD&A to include a discussion of the underwriting market cycles experienced during the periods presented and how they affected your operations.

•
Confirm in your response that you will update the MD&A in your future filings to address any significant changes to the balance between your underwriting and investing activities in your “hybrid, total return approach,” providing quantification where possible. To the extent you did not actively modify the balance between your underwriting and investing activities in your “hybrid, total return approach” during one or more periods presented, revise to disclose that fact.

•	Tell us why the borrowing ratios presented on page 158 do not recompute for the third and fourth quarters of 2015 as well as the first, second, and third quarters of 2016.

In response to the Staff’s comment regarding disclosure related to insurance and reinsurance market conditions and cycles, the Company has revised its disclosure on page 96-97.

In response to the Staff’s comment regarding the disclosure on pages 10 and 158 of Amendment No. 3, the Company respectfully advises the Staff that the Staff's interpretation of the bar graphs on pages 10 and 158 is not what the Company had intended to convey;

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Ms. Westbrook
Ms. Jaskot	Page 5
December 1, 2017

accordingly, the Company has revised its disclosure and the related bar graphs to identify that portion of its overall investment assets managed by HPS Investment Partners, LLC (“HPS”) as “Net Non-Investment Grade Assets” and the related items as “Borrowings to Purchase Non-Investment Grade Assets” and “Net Interest Income from the Non-Investment Grade Portfolio” to clarify. The Company has additionally modified the related commentary to clarify that the term “net non-investment grade assets” in the referenced bar graph relates to the total invested assets allocated to its non-investment grade investment strategy less borrowings to purchase such investments. The Company has also revised its disclosure at the beginning of the “Investments” subsection to clarify that its invested assets consist of the Company's capital, accumulated net underwriting float, reinvested net interest income, net capital gains and borrowings to purchase investments. The Company's asset base supports its insurance and reinsurance underwriting and is integral to the maintenance of the Company's insurance and reinsurance licenses and market acceptance, which is based upon the Company's “A-” A.M. Best Company rating (which is in turn enabled by the Company's sizeable claims-paying ability).

In addition, the Company has revised the graph on page 159 to focus attention on the “borrowing ratio” to more clearly demonstrate that the Company’s usage of borrowings in its non-investment grade portfolio increased as the Credit Suisse High Yield Index’s Spread-to-Worst widened, and the Company repaid such borrowings when credit spreads later tightened.

The Company respectfully advises the Staff that, from its inception, the non-investment grade investment portfolio was funded with a substantial allocation from the proceeds of the Company's private placement share capital, and thus currently includes such allocation as well as an allocation from underwriting float, reinvested investment income and assets purchased with borrowed funds.

Consistent with the Company's strategy, it anticipates that a meaningful portion of the proceeds of any primary capital raise will be invested into its non-investment grade portfolio. Investing the proceeds in this manner will support the Company’s business generally, including by supporting current and future insurance and reinsurance growth, maintaining the Company's financial strength rating and maintaining the Company's reputation with policyholders, regulators and rating agencies.

In response to the Staff’s comment regarding disclosure related to underwriting market cycles, the Company has revised the disclosure on pages 96-97.

In response to the Staff's comment regarding the balance between the Company's underwriting and investing activities, the Company confirms to the Staff that, in the event the Company notes any significant changes to the balance between its underwriting and complementary investing activities in future periods, the Company will update its Management's Discussion and Analysis of Financial Condition and Results of Operations accordingly in future filings.

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Ms. Westbrook
Ms. Jaskot	Page 6
December 1, 2017

As examples of the Company actively modifying its underwriting and investment activities, the Company has modified the disclosure on pages 96-97 of the Management's Discussion and Analysis of Financial Condition and Results of Operations and additionally advises the Staff that the disclosure in the “Differentiated, balanced business model” subsection of the “Business” section includes a description of the Company's recent increase in writings of European motor insurance due to that product line becoming more attractive on a risk-adjusted basis as premium rates hardened. Similarly, that subsection references the 2015 increase in deployment of investment assets into the non-investment grade strategy through increased borrowings, which was designed to capture the attractive spreads being offered in that market in latter half of that year and into early 2016, and the disclosure further discusses the subsequent repayment of those borrowings as the market spreads contracted and deployment of new monies into that strategy were less attractive on a risk-adjusted basis.

The Company has also revised its disclosure on page 9-10 and 146-147 in this subsection to clarify that positioning itself to benefit from attractive underwriting opportunities and complementary investment opportunities is a fundamental element of its hybrid, total return approach and that these activities are not mutually-exclusive.

In response to the Staff’s comment regarding the borrowing ratios, the Company has revised the disclosure on page 159 accordingly.

Certain relationships and related party transactions, page 198

4.
Please reconcile your disclosure on page 201 that besides the fee sharing agreements, there is no formal contract or other arrangement governing the relationship or activities between Arch and HPS in relation to your operations with the statement on page 201 that any amendments to the underwriting guidelines require the written consent of Arch and HPS, and on page 8 that any modification of your investment guidelines requires the consent of both HPS and Arch.

The Company has revised the disclosure on page 159 as requested by the Staff.
Notes to the Consolidated Financial Statements
4. Segment Information, page F-42

5.
We are considering your response to prior comments 4 and 5. In that context, please tell us whether you or HPS separately track specific investments that were made using “borrowings to purchase investments” as depicted in the bar graph on pages 10 and 158. To the extent they are tracked separately, tell us what investment return information is available for the investments purchased from borrowing proceeds and what consideration you gave to disclosing such information separately.

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Ms. Westbrook
Ms. Jaskot	Page 7
December 1, 2017

The Company advises the Staff that, while the non-investment grade investment portfolio is carefully monitored by each of HPS and the Company, there is no separate tracking of investments that were made using “borrowings to purchase investments” by either the Company or HPS.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Gary D. Boss at (212) 878-8063. Any written materials should be sent to the undersigned’s attention: Clifford Chance US LLP, 31 West 52nd St., New York, NY 10019, Attention: Per B. Chilstrom, Esq.

Sincerely,
/s/ Per B. Chilstrom____________
Per B. Chilstrom
cc:     Securities and Exchange Commission
Keira Nakada
Kevin Vaughn

Watford Holdings Ltd.
John F. Rathgeber

Clifford Chance US LLP
Gary D. Boss

Davis Polk & Wardwell LLP
Richard D. Truesdell, Jr.
Shane Tintle

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